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July 14, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Office of Technology
Mr. David Edgar – Senior Staff Accountant
Ms. Kathleen Collins – Accounting Branch Chief

Re:	Pintec Technology Holdings Ltd
Form 20-F for the Year Ended December 31, 2022
Filed May 15, 2023
File No. 001-38712

Dear Mr. David Edgar and Ms. Kathleen Collins:

This letter is being submitted on behalf of Pintec Technology Holdings Ltd (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated June 14, 2023 (the “Letter”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2022. The Company duly notes the Staff’s comments and confirms to reflect the revised disclosure in its next filing of annual report on the Form 20-F for the year ending December 31, 2023 (“20-F”) accordingly.

The numbered paragraphs below correspond to certain numbered comments in the Letter. The Staff’s comments are presented in bold.

Form 20-F for Fiscal Year Ended December 31, 2022

Introduction, page 1

1.	Please revise your definition of China to remove the exclusion of Hong Kong and Macau from the definition.

RESPONSE:

In response to the Staff’s comment, the disclosure will be revised as follows (see below the blackline).

“‘China’ or ‘PRC’ refers to the People’s Republic of China, ~~excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan~~ including Hong Kong, Macau and Taiwan; and ‘mainland China’ refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.”

In addition, disclosure elsewhere throughout the 20-F which is relevant to the definition of China will be revised accordingly as well.

Item 3. Key Information, page 3

2.	Please revise to include the diagram of your corporate organizational structure in the forepart of the filing. Also, include a footnote to your diagram, which identifies the VIE shareholders, their relationship to the company, if any, and their percentage ownership in each entity.

RESPONSE:

In response to the Staff’s comment, the Company proposes to add the following disclosure in “Item 3. Key Information” right before “Item 3. Key Information — Our Operations in China and Permissions Required from the PRC Authorities for Our Operations.”

“Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report.

”

In addition, the Company will revise its disclosure in “Item 4. Information on the Company — C. Organizational Structure” of the 20-F by adding the same footnotes required by the Staff to the diagram of corporate organizational structure.

Financial Information Related to the VIE Structures, page 5

3.

Please address the following as it relates to your condensed consolidating schedules:

• Present amounts due to/due from between the VIEs and the parent company and the VIEs and the WFOE separately from any amounts due to/due from between the parent, WFOE and their equity owned subsidiaries.

• Tell us in what line item you include the investment in equity owned subsidiaries and net assets of the VIEs and revise to include each of these amounts in separate line items clearly distinguishing the equity-owned investments from the VIE contractual arrangements.

• Similarly, clarify where you have included any share of income (loss) of the VIEs and revise to disclose such amounts in a separate line item to avoid any implication that the VIE arrangements are similar to an equity method investment.

• Present any revenue and costs and expenses related to service fees paid by the VIEs to the WFOE and/or parent company separately from the other costs and expenses of the VIEs.

• Revise the cash flow information as necessary based on revisions requested in the above bullet points.

RESPONSE:

In response to the Staff’s comment, the existing disclosure in “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Information Related to the VIE Structures” will be revised as follows:

“The following table sets forth the roll-forwards of the investment in our subsidiaries and the VIEs line item for the periods indicated:

	As of December 31, 2021
					Other	VIE-		Elimination		Consolidated
	Parent	VIEs		WFOEs	Subsidiaries	Elimination		Adjustments		Total

	In RMB in thousands
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	1,255	41,638		623	174,385	—		—		217,901
Restricted time deposits	—	1,468		—	—	—		—		1,468
Restricted cash-non current	—	5,417		—	—	—		—		5,417
Financing receivables, net	—	92,772		—	4,999	—		—		97,771
Accounts receivables, net	—	36,620		180	54	—		—		36,854
~~Inter-group balance due from VIEs and subsidiaries~~	~~156,985~~	~~1,304,761~~		~~2,204,376~~	~~1,773,980~~	~~(1,304,761~~	~~)~~	~~(4,135,341~~	~~)~~	~~—~~
Amounts due from other subsidiaries	1,130,439	71,401		759,185	—	(71,401)		(1,889,624)		—
Amounts due from WFOEs	—	1,259,558		—	532,879	(1,259,558)		(532,879)		—
Amounts due from VIEs	—	—		1,388,888	835,035	—		(2,223,923)		—
Amounts due from Parent	—	—		2	379,531	—		(379,533)		—
Investment deficit in VIEs	—	—		(848,452)	—	—		848,452		—
Investment deficit in equity owned subsidiaries	(973,454)	—		(9,753)	(596,190)	—		1,579,397		—
Other assets	181	129,334		~~141,229~~ 139,136	~~625,032~~ 169,036	—		~~(493,954~~ (35,865	~~)~~ )	401,822

Total Assets	158,421	~~1,612,010~~ 1,638,208		~~2,346,408~~ 1,429,809	~~2,578,450~~ 1,499,729	~~(1,304,761~~ (1,330,959	~~)~~ )	~~(4,629,295~~ (2,633,975	~~)~~ )	761,233
~~Inter-group balance due to VIEs and subsidiaries~~	~~379,533~~	~~2,337,454~~		~~1,792,437~~	~~1,987,265~~	~~(2,337,454~~	~~)~~	~~(4,159,235~~	~~)~~	~~—~~
Amounts due to other subsidiaries	379,531	835,035		532,879	—	(835,035)		(912,410)		—
Amounts due to WFOEs	2	1,388,888		—	759,185	(1,388,888)		(759,187)		—
Amounts due to VIEs	—	—		1,259,558	71,401	—		(1,330,959)		—
Amounts due to Parent	—	—		—	1,130,439	—		(1,130,439)		—
Amounts due to related parties	—	289,936		—	—	—		—		289,936
Convertible loan	—	—		—	400,000	—		—		400,000
Other liabilities	3,817	84,511		7,256	~~41,716~~ 67,956	—		~~(974~~ (27,214	~~)~~ )	136,326

Total Liabilities	383,350	~~2,711,901~~ 2,598,370		1,799,693	2,428,981	~~(2,337,454~~ (2,223,923	~~)~~ )	(4,160,209)		826,262
Total Pintec’s (Deficit)/Equity	(224,929)	~~(1,117,511~~ (977,782	~~)~~ )	~~546,715~~ (369,884)	~~7,189~~ (1,071,532)	~~1,032,693~~ 892,964		~~(469,086~~ 1,526,234	~~)~~	(224,929)
Non-controlling interests	—	17,620		—	142,280	—		—		159,900

Total (Deficit)/Equity	(224,929)	~~(1,099,891~~ (960,162	~~)~~ )	~~546,715~~ (369,884)	~~149,469~~ (929,252)	~~1,032,693~~ 892,964		~~(469,086~~ 1,526,234	~~)~~	(65,029)

	As of December 31, 2022
				Other		VIE-		Elimination		Consolidated
	Parent	VIEs	WFOEs	Subsidiaries		Elimination		Adjustments		Total

	In RMB in thousands
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	1,329	5,350	269	242,780		—		—		249,728
Restricted time deposits	—	1,482	—	—		—		—		1,482
Restricted cash-non current	—	5,000	—	—		—		—		5,000
Financing receivables, net	—	86,910	—	177		—		—		87,087
Accounts receivables, net	—	14,439	1,231	2,957		—		—		18,627
~~Inter-group balance due from VIEs and subsidiaries~~	~~42,460~~	~~1,326,399~~	~~2,221,742~~	~~1,774,456~~		~~(1,326,399~~	~~)~~	~~(4,038,658~~	~~)~~	~~—~~
Amounts due from other subsidiaries	1,231,416	82,931	829,466	—		(82,931)		(2,060,882)		—
Amounts due from WFOEs	—	1,249,002	—	532,146		(1,249,002)		(532,146)		—
Amounts due from VIEs	—	—	1,416,807	787,080		—		(2,203,887)		—
Amounts due from Parent	—	—	—	443,575		—		(443,575)		—
Investment deficit in VIEs	—	—	(925,892)	—		—		925,892		—
Investment deficit in equity owned subsidiaries	(1,188,956)	—	(9,742)	(702,645)		—		1,901,343		—
Other assets	95	57,648	~~87,365~~ 62,834	~~566,896~~ 122,554		—		~~(545,057~~ (76,184	~~)~~ )	166,947
Total Assets	43,884	~~1,497,228~~ 1,502,762	~~2,310,607~~ 1,374,973	~~2,587,266~~ 1,428,624		~~(1,326,399~~ (1,331,933	~~)~~ )	~~(4,583,715~~ (2,489,439	~~)~~ )	528,871

~~Inter-group balance due to VIEs and subsidiaries~~	~~443,575~~	~~2,198,353~~	~~1,781,606~~	~~2,143,703~~		~~(2,198,353~~	~~)~~	~~(4,368,884~~	~~)~~	~~—~~
Amounts due to other subsidiaries	443,575	787,080	532,146	—		(787,080)		(975,721)		—
Amounts due to WFOEs	—	1,416,807	—	829,466		(1,416,807)		(829,466)		—
Amounts due to VIEs	—	—	1,249,002	82,931		—		(1,331,933)		—
Amounts due to Parent	—	—	—	1,231,416		—		(1,231,416)		—
Amounts due to related parties	—	294,590	—	44		—		—		294,634
Convertible loan	—	—	—	113,000		—		—		113,000
Long-term loan	—	—	—	236,755		—		—		236,755
Other liabilities	2,355	83,786	 ~~9,896~~  10,354	~~37,380~~ 37,270		—		~~(1,798~~ (2,146	~~)~~ )	131,619
Total Liabilities	445,930	~~2,576,729~~ 2,582,263	1,791,502	2,530,882		~~(2,198,353~~ (2,203,887	~~)~~ )	(4,370,682)		776,008

Total Pintec's (Deficit)/Equity	(402,046)	(1,094,047)	~~519,105~~ (416,529)	~~(83,979~~ (1,242,621	~~)~~ )	871,954		~~(213,033~~ 1,881,243	~~)~~	(402,046)
Non-controlling interests	—	14,546	—	140,363		—		—		154,909
Total (Deficit)/Equity	(402,046)	(1,079,501)	~~519,105~~ (416,529)	~~56,384~~ (1,102,258)		871,954		~~(213,033)~~ 1,881,243		(247,137)

	For the year ended December 31, 2020
					Other		VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs		Subsidiaries		Elimination	Adjustments	Total

	In RMB in thousands
Condensed Consolidating Schedule of Results of Operations
Revenues	—	358,605	80,857		21,700		(6,001)	(76,897)	378,264
including revenues related to service fees paid by VIEs	—	—	77,694		19		—	(77,713)	—
Cost of revenues	—	(284,185)	(2,193)		(2,217)		19	2,802	(285,774)
including cost of revenues related to service fees paid to VIEs	—	—	—		(2,217)		—	2,217	—
Operating expenses	(27,665)	(201,177)	(98,827)		(53,576)		46,802	35,114	(299,329)
including service fees paid to VIEs	—	—	—		(4,222)		—	4,222	—
Loss from operations	(27,665)	(126,757)	(20,163)		(34,093)		40,820	(38,981)	(206,839)
Other (expenses)/income	(10,666)	(6,044)	(17,278)		9,796		30,892	(46,805)	(40,105)
Share of loss from VIEs	—	—	(183,395)		—		—	183,395	—
Share of loss from subsidiaries	(255,604)	—	—		(234,910)		—	~~255,604~~ 490,514	—
Loss before income taxes	(293,935)	(132,801)	 ~~(37,441~~ (220,836	~~)~~ )	~~(24,297~~ (259,207	~~)~~ )	71,712	 ~~169,818~~ 588,123	(246,944)
Income tax (expense)/benefit	—	(50,676)	—		1,480		—	—	(49,196)
Net loss	(293,935)	(183,477)	 ~~(37,441~~ (220,836	~~)~~ )	~~(24,297~~ (257,727	~~)~~ )	71,712	 ~~169,818~~ 588,123	(296,140)
Less: net loss attributable to non-controlling interests	—	(82)	—		(2,123)		—	—	(2,205)
Net loss attributable to Pintec’s shareholders	(293,935)	(183,395)	 ~~(37,441~~ (220,836	~~)~~ )	~~(24,297~~ (255,604	~~)~~ )	71,712	 ~~169,818~~ 588,123	(293,935)

	For the year ended December 31, 2021
					Other		VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs		Subsidiaries		Elimination	Adjustments	Total

	In RMB in thousands
Condensed Consolidating Schedule of Results of Operations
Revenues	—	148,957	14,840		21,243		(1,074)	(10,726)	173,240
including revenues related to service fees paid by VIEs	—	—	8,800		1,926		—	(10,726)	—
Cost of revenues	—	(82,240)	(1,845)		(8,648)		3,069	(56)	(89,720)
including cost of revenues related to service fees paid to VIEs	—	—	—		—		—	—	—
Operating expenses	(12,574)	(38,335)	(76,390)		(37,044)		8,800	686	(154,857)
including service fees paid to VIEs	—	—	—		(686)		—	686	—
Loss from operations	(12,574)	28,382	(63,395)		(24,449)		10,795	(10,096)	(71,337)
Other income/(expenses)	3,292	4,996	(2,976)		(25,234)		—	(10,689)	(30,611)
Share of loss from VIEs	—	—	31,413		—		—	(31,413)	—
Share of loss from subsidiaries	(92,322)	—	12		~~—~~(44,824)		—	~~92,322~~ 137,134	—
(Loss)/income before income taxes	(101,604)	33,378	~~(66,371~~ (34,946	~~)~~ )	~~(49,683~~ (94,507	~~)~~ )	10,795	 ~~71,537~~ 84,936	(101,948)
Income tax expense	(125)	(3,456)	—		(3,415)		—	124	(6,872)
Net (loss)/income	(101,729)	29,922	~~(66,371~~ (34,946	~~)~~ )	~~(53,098~~ (97,922	~~)~~ )	10,795	~~71,661~~ 85,060	(108,820)
Less: net loss attributable to non-controlling interests	—	(1,491)	—		(5,600)		—	—	(7,091)
Net (loss)/income attributable to Pintec’s shareholders	(101,729)	31,413	~~(66,371~~ (34,946	~~)~~ )	~~(47,498~~ (92,322	~~)~~ )	10,795	~~71,661~~ 85,060	(101,729)

	For the year ended December 31, 2022
					Other		VIE-	Elimination	Consolidated
	Parent	VIEs	WFOEs		Subsidiaries		Elimination	Adjustments	Total

	In RMB in thousands
Condensed Consolidating Schedule of Results of Operations
Revenues	—	60,436	12,221		21,500		(8,900)	(10,689)	74,568
including revenues related to service fees paid by VIEs	—	—	7,528		2,707		—	(10,235)	—
Cost of revenues	—	(57,517)	(1,060)		(15,660)		7,279	4,270	(62,688)
including cost of revenues related to service fees paid to VIEs	—	—	—		(4,270)		—	4,270	—
Operating expenses	(6,946)	(81,654)	(34,254)		(65,140)		7,528	87,054	(93,412)
including service fees paid to VIEs	—	—	—		—		—	—	—
Loss from operations	(6,946)	(78,735)	(23,093)		(59,300)		5,907	80,635	(81,532)
Other income/(loss)	(8)	189	(2,343)		(20,767)		—	(89,574)	(112,503)
Share of loss from VIEs	-	-	(77,440)		-		-	77,440	-
Share of loss from subsidiaries	(183,229)	—	11		(106,455)		—	~~183,229~~ 289,673	—
Income (loss) before income taxes	(190,183)	(78,546)	~~(25,436~~ (102,865	~~)~~ )	 ~~(80,067~~ (186,522	~~)~~ )	5,907	~~174,290~~ 358,174	(194,035)
Income tax (expense) benefit	—	(1,968)	—		(7)		—	(547)	(2,522)
Net income (loss)	(190,183)	(80,514)	~~(25,436~~ (102,865	~~)~~ )	~~(80,074~~ (186,529	~~)~~ )	5,907	~~173,743~~ 357,627	(196,557)
Less: net loss attributable to non-controlling interests	—	(3,074)	—		(3,300)		—	—	(6,374)
Net income (loss) attributable to Pintec’s shareholders	(190,183)	(77,440)	~~(25,436~~ (102,865	~~)~~ )	~~(76,774~~ (183,229	~~)~~ )	5,907	~~173,743~~ 357,627	(190,183)

The Company respectfully advices the Staff the following clarifications:

(1) The disclosure will be revised to present amounts due from/due to among the VIEs, the WFOEs, other subsidiaries and the Parent Company separately. Additionally, the Company will revise to use the equity method to account for WFOEs’ contractual interests in VIEs and VIEs’ subsidiaries and other subsidiaries’ investments in WFOEs and others, respectively, to keep consistent with Parent’s accounting method, as a result, inter-group balances due from/due to, other assets and other liabilities will be further reclassified.

Further, the disclosure will be revised to present revenue and costs and service expenses paid by/to the VIEs separately in accordance with the Staff’s instructions.

(2) Before revision, the investment in equity owned subsidiaries and net assets of the VIEs were included in line items of Inter-group balance due from VIEs and subsidiaries, Inter-group balance due VIEs and other assets; and share of loss of the VIEs were included in item Share of loss from subsidiaries, which would be revised and reclassified to present in separate line items in terms of nature according to the Staff’s instructions.

(3) The cash flow information will not be revised as the Company considers there is no changes based on above revisions.

Item 4. Information on the Company

A. History and Development of the Company, page 69

4.

We note that On October 21, 2022, you confirmed that your Chairman of the Board of Directors and major shareholder, Jun Dong, has been detained and "is under custody of the relevant PRC government authority." Please tell us and revise to significantly expand your disclosures related to this matter. At a minimum, your disclosures should include the following:

• the reasons for Mr. Dong's detainment by PRC authorities;

• the dates of such detainment including whether he remains detained;

• any further actions taken, or proposed, by the PRC authorities relating to Mr. Dong and/or the company; and

• any known financial impact, or potential financial impact, on the company resulting from Mr. Jun Dong's detainment Also, describe in reasonable detail, Mr. Dong's involvement in the operations of the business in his capacity as Chairman and significant shareholder. Explain how Mr. Dong has been able to fulfill his role and responsibilities as Chairman during his detainment and explain how your operations have continued to be "conducted in the ordinary course" during his detainment.

RESPONSE:

In response to the Staff’s comment, the disclosure will be revised as follows (see below the blackline).

“On October 21, 2022, we confirmed that the Chairman of the Board, Mr. Jun Dong, had been detained and was under custody of the relevant PRC government authority due to certain economic disputes. In order to fulfill his role and responsibilities as the Chairman of the Board, Mr. Jun Dong had executed a power-of-attorney to Mr. Xiaofeng Cui, our corporate secretary, to assign his voting power to Mr. Xiaofeng Cui on certain matters. Mr. Jun Dong also fulfilled his duty as the Chairman of the Board on other matters. Mr. Jun Dong is not an officer or employee of the Company, nor is he involved in our daily operations and ordinary course of business. Therefore, we believe that Mr. Jun Dong’s detainment had not caused and will not result in a material adverse impact on our business, results of operations or financial condition. To the best of our knowledge, as of the date hereof, there has been no updates regarding the status of the PRC authority’s investigation of Mr. Jun Dong and we have not received any updates from any other PRC government authority or reliable resources. Mr. Jun Dong has returned to work as the Chairman of the Board and has communicated with the Company on a regular basis. We are not associated with this alleged matter in relation to Mr. Jun Dong, nor have we received any official inquiry, notice or action from any government authority regarding the same. Our business and daily operations, including those of our subsidiaries, are currently conducted in the ordinary course.”

Item 19. Exhibits, page 188

5.	Please revise to file the Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co. Ltd and Beijing Xinshun Dingye Technology Co. Ltd. Refer to paragraph 4 to Instructions as to Exhibits to Form 20-F.

RESPONSE:

In response to the Staff’s comment, the Company will file the Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co. Ltd and Beijing Xinshun Dingye Technology Co. Ltd. as an additional exhibit to its 20-F. Translation of the Exclusive Business Cooperation Agreement between Pintec (Beijing) Technology Co. Ltd and Beijing Xinshun Dingye Technology Co. Ltd. is attached as Appendix I to the Letter.

Note 2. Summary of significant accounting policies

(g) Cash and cash equivalents, page F-13

6.	Please provide us with a detailed breakdown of the items included in your total cash and cash equivalents and ensure that at a minimum, you separately provide the amounts held in cash, time deposits and any other type of deposit (e.g. money market funds).

RESPONSE:

In response to the Staff’s comment, the Company respectfully advices the Staff the following breakdown of the Company’s total cash and cash equivalents:

	As of December 31,
	2021	2022

	RMB in thousands
Cash on hand	7	-
Cash in bank	212,707	249,584
Deposit in payment platform	5,187	144
Cash and cash equivalent	217,901	249,728

Technical service fees, page F-20

7.	We note that you consider the online credit assessment, referral control service, risk control service and post-lending management services are not distinct and, therefore, you concluded that these services are one performance obligation. Please describe for us each of these services and explain how you determined that such services are not distinct. Also, tell us the service period for such arrangements and revise to disclose how you measure progress toward completion for the performance obligation. Refer to ASC 606- 10-25-19 through 21 and 50-18.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advices the Staff the following clarifications that the technical service includes: 1) risk control service, 2) online credit assessment, referral control service, and post-lending management services and 3) guarantee service with customers:

1) Risk control service includes risk model building and performing risk control assessment, which is a separate service with distinct performance obligation.

2) the Company operates an online platform which matches borrowers with Financial Partners (licensed financing institutions) and performs credit assessment during loan application stage and continuously monitors the credit risk, provides post-lending service such as late payment collection over the loan period.

3) the Company provides guarantee service which is accounted for at fair value in accordance with ASC 460.

For the online credit assessment, referral control service and post-lending management services are promised services identified by the Company in the contract with the Financial Partner. (i) Online credit assessment includes the information collection from the borrowers, preliminary assessment on the credit rating, financial standing and repayment capacity on the borrowers using the Company’s own credit assessment system and providing credit suggestion on the borrower to the Financial Partner. (ii) Referral control service represents transferring the credit suggestion and the information of the potential borrowers that came from the above to the Financial Partner. (iii)Post-lending management services are provided over the loan term, including monitoring the credit information of the borrowers and collection services by conducting activities.

The Company determined the services are not distinct because they are inputs to ensure the collectability of principle and expected return on the investment by the Financial Partner provided to borrowers. The online credit assessment provides only the access for the Financial Partner to provide loan to the borrower. The referral control service depends on the completion of the online credit assessment. The referral and post lending services are to enhance the security and the return on The Financial Partner’s investment to the borrowers. The more precise the credit assessment on the borrower, the less default rate of the loans, which significantly affected the post lending effort or resource the Company need to input. The timelier and more effective collection services perform, the more assurance will be provided to the collectability of principle and more return on the loan will be expected to be provided. Each of the services by itself cannot fulfill the needs of the Financial Partner. Therefore, the services are considered as a bundle of services as inputs used by the Company to deliver a combine output as indicated per ASC 606-10-25-21(a).

The service period for such arrangements mentioned in (2) are determined as the loan period and the Company using output method to measure progress toward completion for the performance obligation. For technical service fees charged from borrowers, the calculation of service fee was based on time basis as the borrowers benefit from the service over the service period. F or technical service fees charged from Financial Partners, pursuant to the contract, the calculation of service fee each month was determined by the loan volume, receipts from borrowers, etc. which corresponds directly to the value transferred to the Financial Partner (the interest income earned). Therefore, in practice, the Company applied the invoice practical expedient and recognizes revenue in the amount to which the Group has a right to invoice.

The disclosure will be revised as follows (see below the blackline).

“Under ASC 606, the Group considers the 1) online credit assessment and referral service and post-lending management service, collectively and 2) guarantee service as two separate services, of which, the guarantee service is accounted for at fair value in accordance with ASC 460. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see Note2(r)).

The Group also provides risk control service to customers in a separate contract, which is identified as one performance obligation under ASC 606. The Group determines the transaction price of technical services to be the service fees chargeable to customers.

As the online credit assessment and referral service and post-lending management service are not distinct, the Group identifies one performance obligation under ASC 606.

The Group determines the transaction price of technical service to be the service fees chargeable from the borrowers or institutional financial partners, net of value-added tax and excluding the transaction price allocated to guarantee service.

Revenues from technical services are recognized over time since the customers simultaneously receive and consume benefit provided by the Group’s technical service as the Group performs. Output methods are used to measure the Group’s progress toward complete satisfaction of a performance obligation. For technical service fees charged from borrowers, the Group recognizes revenue during the service period. For technical service fees charged from other financial partners, the Group applies the invoice practical expedient and recognizes revenue in the amount to which the Group has a right to invoice based on the loan volume and receipt from borrowers within the period.”

In addition, disclosure on page 133 in the 20-F which is relevant to the revenue recognition will be revised accordingly as well.

* * * *

Should you have any questions about the responses contained herein, please contact me by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge

cc:	Zexiong Huang, Chief Executive Officer, Pintec Technology Holdings Ltd

Appendix I

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement (hereinafter referred to as this “Agreement”) is entered into by and between the following Parties in Beijing, China on the date of January 23, 2019:

Party A: Pintec (Beijing) Technology Co., Ltd.

Party B: Beijing Xinshun Dingye Technology Co., Ltd.

Party A and Party B shall be hereinafter referred to as a “Party” individually and the “Parties” collectively.

Whereas:

1.	Party A, a wholly foreign-owned enterprise registered in the People’s Republic of China (hereinafter referred to as “China”), owns the resources necessary for providing technical business services and commercial consulting services;

2.	Party B, a Chinese domestic company registered in China, is approved by a relevant government authority of China to engage in technology development, technology services, technology extension, technology transfer, and technology consulting; and sales of computers, software and accessory equipment, mechanical equipment, communication equipment, electronic products, hardware and electrical products (not engaging in physical store operation, and excluding electric bicycles), metal materials, daily commodities, and stationery supplies (hereinafter referred to as the “Scope of Business”);

3.	Party A agrees to make use of its human resources, technology, and information advantages to, during the term of this Agreement, provide or cause its designee to provide exclusive technology and business support, commercial consulting, and other services for Party B within Party B’s Scope of Business, and Party B agrees to accept such exclusive services that are provided by Party A or its designee in accordance with the provisions hereof.

Now therefore, Party A and Party B hereby agree as follows through negotiation:

1.       Provisions of Services by Party A

1.1	Subject to the terms and conditions provided herein, Party B hereby commissions Party A to, as the exclusive service provider of Party B during the term of this Agreement, provide Party B with comprehensive business support, technical services, and consulting services, which in particular, include the services decided by Party A from time to time within Party B’s Scope of Business, including but not limited to technical services, network support, business consulting, license of intellectual property rights, lease of equipment or office, market consulting, system integration, product research and development, and system maintenance.

1.2	Party B agrees to accept the consultancy and services provided by Party A. Party B further agrees that, without the prior written consent of Party A, during the term of this Agreement, Party B shall not accept any consultancy and/or services provided by any third party on the subject matter provided herein, and shall not enter into cooperation with any third party. Party A may designate another party (such designee may enter into certain agreements described in Article 1.3 hereof with Party B) to provide Party B with the consultancy and/or services under this Agreement. For the avoidance of doubt, none of the provisions hereof restricts Party A by any means from providing consultancy and/or services for third parties, while Party A may provide any consultancy and/or services for third parties without notice to or consent of Party B.

1.3	Method of providing services

1.3.1	Party A and Party B agree that, during the term of this Agreement, the Parties may enter into other technical service agreements and consulting service agreements directly between Party A and Party B or through their respective affiliates to stipulate the particular content, method, personnel, and charges of specific technical services and consulting services.

1.3.2	To perform this Agreement, Party A and Party B agree that the Parties may, directly or through their respective affiliates, enter into license agreements for intellectual property rights (including but not limited to copyright, software, trademark, patent, patent application, technical secrets, business secrets, etc.) during the term of this Agreement, so as to allow Party B to use relevant intellectual property rights of Party A/Party A’s designee in accordance with the provisions of the specific agreements based on Party B’s business needs.

1.3.3	To perform this Agreement, Party A and Party B agree that the Parties may, directly or through their respective affiliates, enter into equipment or plant lease agreements, so as to allow Party B to use Party A’s relevant equipment or plant at any time based on Party B’s business needs.

1.3.4	For the avoidance of doubt, Party A may, at its absolute discretion, decide whether to provide the consultancy or services by Party A or by Party A’s designee, whether to provide consultancy or services, and the category, content, time, manner, and times of providing specific consultancy or services. It shall not be considered as a breach of agreement by Party A if not all the consultancy or services under Article 1.3.1 to Article 1.3.3 are provided by Party A.

2.       Calculation and Payment of Service Fees

2.1	The Parties agree that Party A shall issue bills to Party B on a quarterly basis according to the work volume and commercial value of the technical services provided by Party A for Party B and the prices negotiated by the Parties, and Party B shall pay corresponding consulting service fees and other service fees to Party A or Party A’s designee according to the date and amount stated on such bills. Party A has the right to adjust the standard of consulting service fees at any time according to the volume and content of the consulting service fees provided by Party A to Party B, where such adjustment shall take effect immediately once Party B is notified of such adjustment in writing.

2.2	Party B shall, within fifteen (15) days following the end of each fiscal year, provide Party A with Party B’s financial statements of such fiscal year and all the operating records, business contracts, and financial materials required for issuing the financial statements. In the event of any doubt on the financial materials provided by Party B, Party A may engage a reputable independent accountant to audit the relevant materials. Party B shall cooperate in such audit.

3.       Intellectual Property Rights and Confidentiality Provisions

3.1	Party A shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of this Agreement, including but not limited to copyright, patents, patent applications, trademarks, software, technical secrets, business secrets, etc., regardless of whether they are developed by Party A or Party B. By licensing Party B to use the intellectual property rights. The permission granted by Party A or Party A’s designee to Party B to use the intellectual properties hereunder does not constitute a grant of ownership of such intellectual property to Party B, and the intellectual property rights developed by Party B based on Party A’s consultancy or services shall be owned by Party A.

3.2	The Parties acknowledge that, any oral or written information exchanged between them with respect to this Agreement shall be confidential information. Each Party shall keep the confidentiality of all such information, and shall not disclose any of the relevant information to any third party without obtaining the written consent of the other Party first, except for the following cases: (a) the public is or will be aware of such information (other than being disclosed to the public by the Party receiving such information); (b) the information is required to be disclosed under applicable laws or the rules or regulations of any securities exchange; or (c) any Party needs to disclose the information to its legal or financial advisors with respect to the transaction contemplated under this Agreement; provided, however, that such legal or financial advisors shall also comply with the confidentiality obligations similar to this Article. The disclosure of any confidential information made by the staff or institution engaged by any Party shall be deemed as the disclosure of such confidential information made by such Party, and such Party shall be held liable for the violation of this Agreement. This article shall survive the termination of this Agreement for any reason.

3.3	The Parties agree that, this article shall survive the amendment, cancellation, or termination of this Agreement.

4.       Representations and Warranties

4.1	Party A hereby represents and warrants as follows:

4.1.1	Party A is a company duly registered and validly existing under the laws of China.

4.1.2	The execution and performance of this Agreement by Party A is within the scope of its legal person qualifications and its Scope of Business; Party A has taken necessary corporate acts, has been granted proper authority, and has obtained the consent and approval of third parties and government authorities to execute and perform this Agreement without violating legal or other restrictions that are binding on or applicable to Party A.

4.1.3	This Agreement constitutes lawful, valid, and binding obligations of Party A, which obligations are enforceable against Party A in accordance with the provisions hereof.

4.2	Party B hereby represents and warrants as follows:

4.2.1	Party B is a company duly registered and validly existing under the laws of China, and has been approved by relevant government authorities of China to engage in technology development, technology services, technology extension, technology transfer, and technology consulting; and sales of computers, software and accessory equipment, mechanical equipment, communication equipment, electronic products, hardware and electrical products (not engaging in physical store operation, and excluding electric bicycles), metal materials, daily commodities, and stationery supplies.

4.2.2	The execution and performance of this Agreement by Party B is within the scope of its legal person qualifications and its Scope of Business; Party B has taken necessary corporate acts, has been granted proper authority, and has obtained the consent and approval of third parties and government authorities to execute and perform this Agreement without violating legal or other restrictions that are binding on or applicable to Party B.

4.2.3	This Agreement constitutes lawful, valid, and binding obligations of Party B, which obligations are enforceable against Party B in accordance with the provisions hereof.

5.       Validity and Term

5.1	This Agreement is executed on the date first set forth above, and shall take effect as from such date. This Agreement shall have a term of 10 years unless it is terminated earlier in accordance with this Agreement or another agreement separately executed by the Parties. After the execution of this Agreement, the Parties shall review this Agreement at the interval of three months to decide whether to amend or supplement the provisions hereof according to the actual conditions at that time.

5.2	The term of this Agreement may be extended with the written confirmation of Party A prior to the expiration of this Agreement. Where Party A chooses to extend the period, the extension shall be decided by Party A, and Party B shall unconditionally accept such extension.

6.       Termination

6.1	This Agreement shall terminate on the date of expiration unless it is renewed in accordance with relevant provisions hereof.

6.2	During the term of this Agreement, Party B shall not terminate this Agreement prior to its expiration unless Party A conducts gross negligence or fraudulent act against Party B; provided, however, that Party A has the right to terminate this Agreement by sending a written notice to Party B 30 days in advance.

6.3	The rights and obligations of the Parties under Article 3, Article 7, and Article 8 shall survive the termination of this Agreement.

7.       Applicable Law and Dispute Resolution

7.1	The execution, effectiveness, interpretation, performance, modification, and termination of this Agreement, and the resolution of disputes hereunder shall be governed by the laws of China.

7.2	In the event of any dispute arising from the interpretation and performance of the provisions of this Agreement, the Parties shall first resolve such dispute through negotiation in good faith. If the Parties fail to reach an agreement in resolving such dispute within 30 days after any Party’s request to the other Party for resolution of the dispute through negotiation, any Party may submit the relevant dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules then in effect. The seat of arbitration shall be Beijing, and the language to be used in the arbitration shall be Chinese. The arbitration award shall be final and be binding on the Parties.

7.3	In the event of any dispute arising from the interpretation and performance of this Agreement or during the arbitration of any dispute, except of the matters in dispute, the Parties hereto shall continue to exercise their respective other rights under this Agreement and perform their respective other obligations under this Agreement.

8.       Indemnification

Party B shall indemnify and hold Party A harmless from any losses, damages, liabilities, or expenses that are incurred for any litigation, claim, or other request against Party A caused by or arising from the consultancy and services provided by Party A at the request of Party B, unless such losses, damages, liabilities, or expenses are caused by gross negligence or willful misconduct of Party A.

9.       Notice

9.1	All notices and other communications required or permitted to be given in accordance with this Agreement shall be delivered personally or sent by registered mail, postage prepaid, by commercial courier service, or by facsimile transmission, to the contact address of a Party. With respect to each notice, one confirmation copy shall be sent via email. The date on which such notice is deemed as being effectively delivered shall be determined as follows:

9.1.1	Notices given by personal delivery, by courier service or by registered mail, postage prepaid, shall be deemed effectively delivered on the date of receipt or refusal at the designated receiving address.

9.1.2	Notices given by facsimile transmission shall be deemed effectively delivered on the date of successful transmission (as evidenced by an automatically generated confirmation of transmission).

9.2	Any Party may change its notice receiving address at any time by sending a notice to the other Party as provided in this article.

10.       Transfer

10.1	Without the prior written consent of Party A, Party B shall not transfer its rights and obligations under this Agreement to any third party.

10.2	Party B agrees that Party A may, by sending a prior written notice to Party B, transfer Party A’s rights and obligations under this Agreement to any third party without the consent of Party B.

11.       Severability

If one or more provisions hereof is or are held to be invalid, illegal, or unenforceable in any aspect under any laws or regulations, the validity, legality, or enforceability of the remaining provisions hereof shall not be affected or compromised in any aspect. The Parties shall strive in good faith to replace such invalid, illegal, or unenforceable provisions with valid provisions that accomplish to the greatest extent permitted by law the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal, or unenforceable provisions.

12.       Amendment and Supplement

Any amendment and supplement made to this Agreement shall be in writing. Amendment agreements and supplementary agreements executed by the Parties in connection with this Agreement are an integral part of and shall have the same legal force as this Agreement.

13.       Language and Counterpart

This Agreement is made in Chinese in two (2) originals, each Party holds one (1) original, and each original shall have the equal legal force.

- Signature pages below -

This page contains no text, but is the signature page to the Exclusive Business Cooperation Agreement

Party A:

Pintec (Beijing) Technology Co., Ltd. (Seal)

Legal Representative:

Party B:

Beijing Xinshun Dingye Technology Co., Ltd. (Seal)

Legal Representative:

This page contains no text, but is the signature page to the Exclusive Business Cooperation Agreement

Party A:

Pintec (Beijing) Technology Co., Ltd. (Seal)

Legal Representative:

Party B:

Beijing Xinshun Dingye Technology Co., Ltd. (Seal)

Legal Representative: